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                                                                    EXHIBIT 23.2

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Alpha Natural Resources, Inc.:

We consent to the use of our report dated April 14, 2005, with respect to the consolidated balance sheets of Alpha Natural Resources, LLC and subsidiaries (the Company or Successor) as of December 31, 2004 and 2003, and the related consolidated statements of operations, member's equity, and cash flows for the years ended December 31, 2004 and 2003, and the period from December 14, 2002 to December 31, 2002 (Successor Periods), and the combined statements of operations, shareholder's equity, and cash flows for the period from January 1, 2002 to December 13, 2002 (Predecessor Period), included herein and to the references to our firm under the headings "Experts", "Summary Historical and Pro Forma Consolidated Financial Data" and "Selected Historical Consolidated Financial Data" in the prospectus.

Our report dated April 14, 2005 contains an explanatory paragraph that states that effective December 13, 2002, the Company acquired the majority of the Virginia coal operations of Pittston Coal Company, a subsidiary of The Brink's Company (formerly known as The Pittston Company), in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.






/s/ KPMG LLP


Roanoke, Virginia
April 25, 2005